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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Royale Investments, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   780 74A104
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                                 (CUSIP Number)

                               Gerald S. Tanenbaum
                             Cahill Gordon & Reindel
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3224
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 14, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       Page 1 of 170 Pages

                                          SCHEDULE 13D

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CUSIP No. 780 74A104               Page  1   of 170 Pages
          ----------                    ---     ---

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Clay W. Hamlin, III
-------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                     (b) |_|


-------------------------------------------------------------------------------

3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          00
-------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              |_|


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      300,000
          SHARES           ----------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING          ----------------------------------------------------
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       300,000
                           ----------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          300,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page  1  of 170 Pages

Item 1. Security and Issuer

Title:            Common Stock, par value $.01 per share.

Issuer:           Royale Investments, Inc. ("Royale")
                  3430 List Place
                  Minneapolis, MN  55416-4547

Item 2. Identity and Background

                  (a)       Clay W. Hamlin III

                  (b)       Business address:

                                    The Shidler Group - Philadelphia
                                    One Logan Square, Suite 1105
                                    Philadelphia, PA  19103

                  (c) Mr. Hamlin is a Managing Partner of The Shidler Group, the principal business of which is the acquisition and management of real estate properties and, effective October 14, 1997, became President and Chief Executive Officer of Royale, a real estate investment trust. See Item 2(b) above for the address of The Shidler Group-Philadelphia, and Item 1 above for the address of Royale.

                  (d)       None

                  (e)       None

                  (f)       U.S.A.

Item 3. Source and Amount of Fund or Other Consideration

     The 300,000 shares of common stock of Royale ("Hamlin Shares") covered by this Schedule 13D were acquired by Mr. Hamlin on October 14, 1997 pursuant to and in connection with the Formation/Contribution Agreement dated as of September 7, 1997 by and among Royale, H/SIC Corporation, Strategic Facility Investors, Inc. ("SFI"), South Brunswick Investment Company, LLC ("SBIC"), Comcourt Investment Corporation ("CIC"), Gateway Shannon Development Corporation ("Gateway"), Crown Advisors, Inc. ("Crown"), Vernon R. Beck and John Parsinen, as amended by an amendment thereto dated as of October 13, 1997 (collectively, the "Formation/Contribution Agreement").

     179,920 of the Hamlin Shares were acquired in consideration for the assignment to Royale by Mr. Hamlin of a limited partnership interest in ComCourt Investors, L.P. ("ComCourt"), a Delaware limited partnership which owns commercial office buildings located in Harrisburg, Pennsylvania. At the same time, CIC and SFI transferred to Royale limited partnership interests (which had previously been general partnership interests) in ComCourt and Blue Bell Investment Company, L.P. ("Blue Bell"), a Delaware limited partnership which owns commercial office buildings located in Blue Bell, Pennsylvania. As a result of such transfers by CIC and SFI, Mr. Hamlin as a 50% shareholder of CIC and SFI became entitled to receive an aggregate of 43,195 shares of common stock of Royale. In addition, Gateway transferred to Royale limited partnership interests (which had previously been general partnership interests) in 6385 Flank Drive, L.P. ("Flank"), a Pennsylvania limited partnership which owns a commercial office building in Harrisburg, Pennsylvania, entitling Mr. Hamlin as 100% shareholder of Gateway to receive an additional 2,976 shares of common stock of Royale. The aggregate partnership interests transferred to Royale by Mr. Hamlin and by CIC, SFI and Gateway on behalf of Mr. Hamlin were agreed to have an aggregate value, for purposes of this transaction, of $1,243,500 (based on a price of $5.50 per share of common stock of Royale).

     In addition, Mr. Hamlin purchased for $406,500 the right of Westbrook Real Estate Fund I, L.P. ("WR"), Westbrook Real Estate Co-Investment Partnership I, L.P. ("WRCo") and Tiger South Brunswick, L.L.C. ("TSB") (collectively, "Seller") to acquire 73,909 shares of common stock of Royale issuable to Seller in consideration for the assignment to Royale by Seller of limited partnership interests in South Brunswick Investors, L.P. ("South Brunswick"), a Delaware limited partnership. Such funds came from Mr. Hamlin's personal funds.

     The Hamlin Shares were issued by Royale at a price of $5.50 per share and were taken by Mr. Hamlin for investment and without a view to the distribution thereof. The certificates for the Hamlin Shares contain a legend reflecting the fact that such shares have not been registered under the Securities Act of 1933, as amended ("1933 Act"). Royale has, pursuant to a Registration Rights Agreement dated as of October 1, 1997, given Mr. Hamlin certain rights to have the Hamlin Shares and all other shares of common stock of Royale issued to Mr. Hamlin pursuant to the FCO Partnership Agreement (as hereinafter defined) registered, at Royale's expense, under the 1933 Act.

     Pursuant to the Formation/Contribution Agreement, Mr. Hamlin also contributed, directly and indirectly, on October 14, 1997 certain limited partnership interests beneficially owned by him in ComCourt, South Brunswick and Flank to FCO, L.P. ("FCO"), a Delaware limited partnership of which Royale is the sole general partner, in consideration for the issuance of an aggregate of 5,235 Limited Partner Interests (as defined in the FCO Partnership Agreement) and 115,334 Preferred Units (as defined in the FCO Partnership Agreement) in FCO.

     In addition, pursuant to the Formation/Contribution Agreement, CHLB Partnership (a Pennsylvania partnership owned by Mr. Hamlin and his wife Lynn B. Hamlin, both of whom are general partners of this partnership) contributed all of the limited partnership interests owned by it in Flank in consideration for the issuance to it of 63,243 Limited Partner Interests and 41,741 Preferred Units in FCO. Also, pursuant to the Formation/Contribution Agreement, LBCW Limited Partnership (a Pennsylvania family limited partnership owned by Mr. Hamlin, his wife and children and of which Mr. Hamlin is the sole general partner) contributed on October 14, 1997 all of the limited partnership interests owned by it in Blue Bell in consideration for the issuance to it of 875,284 Limited Partner Interests and 663,808 Preferred Units in FCO. In addition, Mr. Hamlin has the obligation to contribute to FCO in November 2000 his remaining 11% limited partnership interests in ComCourt and Flank ("Retained Interests") in consideration for 50,685 additional Limited Partner Interests and 33,452 additional Preferred Units of FCO to be issued at that time. Mrs. Hamlin does not beneficially own any shares of common stock of Royale other than by reason of her interests in CHLB Partnership and LBCW Limited Partnership.

     Preferred Units of FCO may be converted on or after October 1, 1999 into Limited Partner Interests of FCO on the basis of 3.5714 Units of Limited Partner Interest for each Preferred Unit being converted plus an amount in cash equal to the accrued Priority Return Amount (as defined in the FCO Partnership Agreement) in respect of such Preferred Units.

     Subject to compliance with the FCO Partnership Agreement, beginning on September 1, 1998, each Limited Partner of FCO has the right to require FCO to redeem all or a portion of the Limited Partner Interests held by such Limited Partner. FCO (or Royale as its General Partner) has the right, in its sole discretion, to deliver to such redeeming Limited Partner either one share of common stock of Royale (subject to anti-dilution adjustment) or a cash payment equal to the then fair market value of such share (so adjusted) (based on the formula for determining such value set forth in the FCO Partnership Agreement). Such rights of redemption and conversion are immediately exercisable upon the happening of a Special Event (as defined in the FCO Partnership Agreement). If all Preferred Units presently owned by Mr. Hamlin, LBCW Limited Partnership and CHLB Partnership were converted into Limited Partnership Interests and all then outstanding Limited Partnership Interests owned by Mr. Hamlin, LBCW Limited Partnership and CHLB Partnership were redeemed for common stock of Royale at the date hereof, Mr. Hamlin, LBCW Limited Partnership and CHLB Partnership would be entitled to receive an aggregate of 417,137, 3,246,008 and 212,317, respectively, additional shares of common stock of Royale. 170,155 additional shares of common stock of Royale would, at the conversion rate presently in effect, be issuable to Mr. Hamlin in respect of the Limited Partner Interests and Preferred Units issuable in November 2000 for the Retained Interests.

     The right to receive common stock of Royale upon exercise of such right of redemption is subject to compliance with a number of significant conditions precedent including compliance with Royale's charter, all requirements under the Internal Revenue Code of 1986, as amended applicable to real estate investment trusts, compliance with the Minnesota Business Corporation Act or any other law then in effect and any applicable rule or policy of any stock exchange or self-regulatory organization.

     FCO was formed as a Delaware limited partnership by Royale on October 9, 1997. On October 14, 1997 Royale, as the sole general partner, and the limited partners and preferred limited partners named therein entered into a Limited Partnership Agreement dated that day (the "FCO Partnership Agreement"). Royale has a 20.6946% Percentage Interest in FCO. Until December 31, 2000, a portion of Profits (as defined in the FCO Partnership Agreement) for each fiscal year is to be allocated 19.8% to Royale as the General Partner and 80.2% to all Partners (including Royale as the General Partner but other than the Preferred Limited Partners holding Preferred Units).

Item 4. Purpose of Transaction

     The Hamlin Shares were acquired for the purpose of exercising substantial influence with respect to the affairs of Royale and for the purpose of exchanging general and limited partnership interests in special purpose partnerships for the securities of an issuer listed on NASDAQ.

     Pursuant to the Formation/Contribution Agreement, effective upon such acquisition ("Effective Time"), the Board of Directors of Royale elected Jay H. Shidler as a director of Royale; Mr. Hamlin as a director, President and Chief Executive Officer of Royale; and William H. Walton (a representative of Seller) and Kenneth S. Sweet, Jr. as directors of Royale. See Item 5 below. Royale has seven directors. David P. Hartsfield, James K. Davis and Denise J. Liszewski, who were designated by Mr. Shidler and Mr. Hamlin, were also so elected as of the Effective Time as Royale's Chief Operating Officer, Chief Financial Officer and Assistant Secretary, respectively. John Parsinen, Orvin J. Hall and Kurt Schoenrock resigned from the Board of Directors of Royale at the Effective Time. John Parsinen has continued as Secretary of Royale and Vernon R. Beck has been elected a Vice President of Royale. The other officers of Royale resigned as such at the Effective Time. Messrs. Vernon R. Beck, Kenneth D. Wethe and Allen
C. Gerke, continued as directors of Royale. It is expected that Mr. Shidler will be elected Chairman of the Board of Royale.

     Mr. Hamlin is considering several possible changes with respect to Royale intended to enhance and expedite Royale's ability to attract capital, including, subject to receipt of all necessary stockholder and other approvals, changing its name and reincorporating it in a different state (including, as a result, changing its by-laws and charter in ways that may impede the acquisition of control of Royale by third parties), expanding and changing its investment policies, instituting changes to enhance Royale's ability to grow through acquisitions including acquisitions of interests in entities owning real properties (including changes to its by-laws and charter and the transfer of its properties to FCO), appointing Coopers & Lybrand as Royale's auditors, instituting a deferred compensation and/or stock plan for employees and directors and selling additional shares of its common stock (publicly and/or privately in one or a series of transactions).

     Mr. Hamlin has entered into a continuous and self-renewing two year term employment agreement with FCO, commencing as of the Effective Time, unless terminated by either party, with or without cause, effective as of the first business day after written notice to that effect is delivered to the other party.

Item 5. Interest in Securities of the Issuer

     (a) Mr. Hamlin owns beneficially (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("1934 Act")) 300,000 shares of common stock of Royale. Mr. Hamlin disclaims beneficial ownership of 300,000 shares of common stock of Royale issued by Royale to Mr. Shidler on October 14, 1997 pursuant to the Formation/Contribution Agreement ("Shidler Shares"). After giving effect to the issuance of the Hamlin Shares and the Shidler Shares and 273,729 shares of common stock of Royale issued by Royale to Crown on October 14, 1997 pursuant to the Formation/Contribution Agreement and the retirement of 27,646 shares of common stock of Royale held by Crown, Royale had outstanding as of the close of business on October 14, 1997, 2,266,083 shares of common stock, $.01 par value per share. Accordingly, the Hamlin Shares represent 13.24% of such outstanding shares. See Item 6 below. Mr. Hamlin and Mr. Shidler have been shareholders and partners of a number of private companies and partnerships which they beneficially owned and controlled (including H/SIC, SFI, SBIC, CIC, Blue Bell, ComCourt and South Brunswick) and have been business associates and co-investors for a number of years.

     (b) Except as provided below, there is no written agreement between Mr. Hamlin and any other person, firm or corporation with respect to the voting of the Hamlin Shares. Mr. Hamlin agreed pursuant to a letter agreement dated September 11, 1997 (the "Westbrook Agreement") with Westbrook Real Estate Partners, L.L.C., on behalf of its entities affiliated with South Brunswick Investors, L.P., to permit it to name one of its principals to serve as an independent director of Royale. Mr. William H. Walton was so elected to the Board of Directors of Royale, effective as of the Effective Time.

     Mr. Hamlin presently anticipates that he and Mr. Shidler will vote the Hamlin Shares and the Shidler Shares for at least the near term in the pursuit of decisions mutually made by them in respect of matters voted on by the holders of common stock of Royale but they are not obligated to do so. See Item 4 above.

     (c) See Item 2 above.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     See Items 2, 3 and 5 above.

     None of the Shares have been pledged.

     Messrs. Hamlin and Shidler have entered into an Agreement dated October 14, 1997 with TSB, WR and WRCo, whereby Shidler and Hamlin are, at such entities' sole option, jointly and severally obligated to buy all, but not less than all, of the Limited Partner Interests and Preferred Units held by them for an aggregate exercise price of $3,481,579, subject to the terms and conditions of such Agreement.

Item 7. Items to be Filed as Exhibits

     (a) Formation/Contribution Agreement dated September 7, 1997 by and among Royale Investments, Inc., H/SIC Corporation, Strategic Facility Investors, Inc., South Brunswick Investment Company, LLC, Comcourt Investment Corporation, Gateway Shannon Development Corporation, Crown Advisors, Inc., Vernon R. Beck and John Parsinen.

     (b) Amendment to Formation/Contribution Agreement dated as of October 13, 1997 by and among Royale Investments, Inc., H/SIC Corporation, Strategic Facility Investors, Inc., South Brunswick Investment Company, LLC, Comcourt Investment Corporation, Gateway Shannon Development Corporation, Crown Advisors, Inc., Vernon R. Beck and John Parsinen.

     (c) FCO, L.P. Limited Partnership Agreement dated October 14, 1997 by and among Royale Investments, Inc., as sole General Partner and the Limited Partners and Preferred Limited Partners signatory thereto.

     (d) Registration Rights Agreement dated as of October 1, 1997 from Royale Investments, Inc. in favor of the individuals and entities named therein.

     (e) Letter Agreement dated September 11, 1997 between South Brunswick Investment Company and Westbrook Real Estate Partners, L.L.C.

     (f) Agreement dated October 14, 1997 among Jay H. Shidler, Clay W. Hamlin III, Tiger South Brunswick, L.L.C.,

Tiger/Westbrook Real Estate Fund, L.P. and Tiger/Westbrook Real Estate Co-Investment Partnership.

     (g) Employment Agreement dated October 14, 1997 by and among FCO, L.P. and Clay W. Hamlin III.

     (h) Assignment dated as of October 14, 1997 by Tiger South Brunswick L.L.C., Westbrook Real Estate Fund I, L.P. and Westbrook Real Estate Co. - Investment Partnership I, L.P. in favor of Jay H. Shidler and Clay W. Hamlin III.

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 23, 1997                                       /s/ Clay W. Hamlin III
-----------------                                      -----------------------
     Date                                                     Signature


                                                           Clay W. Hamlin III
                                                           -------------------
                                                               Name/Title

                                  EXHIBIT INDEX


EXHIBIT
  NO.                 DESCRIPTION

     1 Formation/Contribution Agreement dated September 7, 1997 by and among Royale Investments, Inc., H/SIC Corporation, Strategic Facility Investors, Inc., South Brunswick Investment Company, LLC, Comcourt Investment Corporation, Gateway Shannon Development Corporation, Crown Advisors, Inc., Vernon R. Beck and John Parsinen.

     2 Amendment to Formation/Contribution Agreement dated as of October 14, 1997 by and among Royale Investments, Inc., H/SIC Corporation, Strategic Facility Investors, Inc., South Brunswick Investment Company, LLC, Comcourt Investment Corporation, Gateway Shannon Development Corporation, Crown Advisors, Inc., Vernon R. Beck and John Parsinen.

     3 FCO, L.P. Limited Partnership Agreement dated October 14, 1997 by and among Royale Investments, Inc., as sole General Partner and the Limited Partners and Preferred Limited Partners signatory thereto.

     4 Registration Rights Agreement dated as of October 1, 1997 from Royale Investments, Inc. in favor of the individuals and entities named therein.

     5 Letter Agreement dated September 11, 1997 between South Brunswick Investment Company and Westbrook Real Estate Partners, L.L.C.

     6 Agreement dated October 14, 1997 among Jay H. Shidler, Clay W. Hamlin III, Tiger South Brunswick, L.L.C., Tiger/Westbrook Real Estate Fund, L.P. and Tiger/Westbrook Real Estate Co-Investment Partnership.

     7 Employment Agreement dated October 14, 1997 by and among FCO, L.P., and Clay W. Hamlin III.

     8 Assignment dated as of October 14, 1997 by Tiger South Brunswick L.L.C., Westbrook Real Estate Fund I, L.P. and Westbrook Real Estate Co-Investment Partnership I, L.P. in favor of Jay H. Shidler and Clay
          W. Hamlin III.